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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                                AMENDMENT NO. 5*
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               ------------------

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                              SPECTRAN CORPORATION
                            (Name of Subject Company)

                            SEATTLE ACQUISITION INC.
                            LUCENT TECHNOLOGIES INC.
                                    (Bidders)
                               ------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                               ------------------

                                    847598109
                      (CUSIP Number of Class of Securities)
                               ------------------

                             Pamela F. Craven, Esq.
                            Seattle Acquisition Inc.
                          C/o Lucent Technologies Inc.
                               600 Mountain Avenue
                          Murray Hill, New Jersey 07974
                                 (908) 582-8500
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                               ------------------

                                   Copies to:

                             Irving L. Rotter, Esq.
                                 Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 906-2000

                               ------------------

*This Amendment No. 5 constitutes the final amendment to this Schedule 14D-1 and constitutes the Schedule 13D under the Securities Exchange Act of 1934 of Seattle Acquisition Inc. and Lucent Technologies Inc. in connection with the acquisition of SpecTran Corporation.
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                                 SCHEDULE 14D-1

CUSIP No. 847598109
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Seattle Acquisition Inc.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         AF

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(e) or 2(f) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,383,731

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8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES [ ]

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9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         60.9%

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10       TYPE OF REPORTING PERSON

         CO


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                                 SCHEDULE 14D-1

         CUSIP No. 847598109

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1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lucent Technologies Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC, OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
     or 2(f) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,383,731

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8    CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     60.9%

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10   TYPE OF REPORTING PERSON

     CO

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                                  TENDER OFFER

         This Amendment No. 5 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999 with respect to the offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock"), of SpecTran Corporation, a Delaware corporation (the "Company"), at $9.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Final Amendment also constitutes the Schedule 13D under the Securities Exchange Act of 1934 of the Purchaser and the Parent in connection with the acquisition of the Shares as more fully described below. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 5.           PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER

         The information set forth in Item 5 is hereby amended and supplemented by the following information:

         The Parent expects the Company to call a special meeting of stockholders to approve the Merger. At the special meeting of stockholders, the Purchaser will vote all the Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under the Delaware General Corporation Law and the Company's Certificate of
Incorporation, without the vote of any other stockholder.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 6 is hereby amended and supplemented by the following information:

         The Offer expired at 12:00 midnight, Eastern time, on Tuesday, August 31, 1999. On September 1, 1999, the Purchaser accepted for payment a total of 4,383,731 Shares, representing approximately 60.9% of the outstanding Shares (approximately 53.3% on a fully diluted basis).

         On September 1, 1999, the Parent issued a press release announcing the completion of the Offer, a copy of which has been filed as Exhibit (a)(12) to this Final Amendment and is incorporated herein by reference in its entirety.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

     (a)(12) Text of Press Release, dated September 1, 1999, issued by Parent.
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SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999

                                            SEATTLE ACQUISITION INC.


                                            By: /s/ Pamela F. Craven
                                               ---------------------------------
                                                    Name: Pamela F. Craven
                                                    Title: Vice President


                                            LUCENT TECHNOLOGIES INC.


                                            By: /s/ Pamela F. Craven
                                               ---------------------------------
                                                     Name: Pamela F. Craven
                                                     Title: Vice President-Law
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER      EXHIBIT DESCRIPTION

(a)(12)      Text of Press Release, dated September 1, 1999, issued by Parent.